UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______)
GLOBAL CASH ACCESS HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
378967 10 3
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	378967 10 3	Page	2	of	5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Not Applicable KARIM MASKATIYA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		9,835,275

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,835,275

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,835,275

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.8%

12	TYPE OF REPORTING PERSON

	IN

CUSIP NO. 378967 10 3	Page 3 of 5
Item 1.
(a)	Name of Issuer: Global Cash Access Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3525 East Post Road, Suite 120 Las Vegas, NV 89120
Item 2.
(a)	Name of Person Filing: Karim Maskatiya

(b)	Address of Principal Business Office or, if none, Residence:

980 Hamlin Ct Sunnyvale, CA 94089

(c)	Citizenship: U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP number: 378967 10 3

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership:
(a)	Amount beneficially owned: 9,835,275

(b)	Percent of class: 11.8% (based on 83,138,995 shares outstanding)

(c)	Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote: 9,835,275 shares.
     (ii) Shared power to vote or to direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 9,835,275 shares.
     (iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

CUSIP NO. 378967 10 3	Page 4 of 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
Not applicable.

CUSIP NO. 378967 10 3	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

(Date)

/s/ Karim Maskatiya

Karim Maskatiya